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[LOGO] KINROSS                                   40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                   KINROSS EXTENDS CROWN TRANSACTION DEADLINE
               INVESTS $1 MILLION INTO CROWN RESOURCES CORPORATION


JANUARY 7, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") AND CROWN RESOURCES CORPORATION (OTCBB-CRCE) ("CROWN") announced that they have signed an amendment to extend the termination date of the previously announced (November 20, 2003) definitive acquisition agreement (the "Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility.

With this amendment, the Agreement has been extended to May 31, 2005. The Agreement was due to expire on December 31, 2004, but additional time is necessary for Kinross to file with the Securities and Exchange Commission ("SEC") a definitive registration statement.

Kinross has also agreed to fund a US$1.0 million private placement into Crown. The private placement calls for Kinross to purchase 511,640 common shares of Crown for $1.9545 per share. Crown currently has approximately 40.0 million shares outstanding. This private placement by Kinross will not affect the exchange ratio of .2911 shares of Kinross common stock for each share of Crown that was set in the Agreement.

On December 21, 2004 the U.S. Department of the Interior / Bureau of Land Management ("BLM") issued Crown patents for nine mining claims at the Buckhorn Mountain Project in Okanogan County, WA. Issuance of these patents ends a 12 year long BLM review process of Crown's patent application. The patents, which cover about 154 acres of land, transfer the ownership of the surface of the mining claims from the federal government to Crown Resources. Crown already owns the minerals on the claims, which they have held since 1988.

Work continues to obtain permits for the Buckhorn Mountain Project. As part of the permitting process, the U.S. Forest Service / Okanogan - Wenatchee National Forest, and the Washington Department of Ecology are preparing a Supplemental Environmental Impact Statement for the project. Current estimates are to start construction of the mine in late 2005.

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THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE
MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

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WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION:

THIS PRESS RELEASE IS NOT, AND IS NOT INTENDED TO BE, A SOLICITATION OF PROXIES OR AN OFFER OF SECURITIES. INVESTORS AND SECURITY HOLDERS OF KINROSS AND CROWN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS, WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINROSS, CROWN AND THE PROPOSED ACQUISITION. KINROSS HAS FILED A REGISTRATION STATEMENT WITH THE SEC THAT CONTAINS A PRELIMINARY VERSION OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS, ALL OF WHICH IS SUBJECT TO COMPLETION AND CHANGE. THIS REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED BY KINROSS OR CROWN WITH THE SEC, ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. A COPY OF THE FINAL PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO ALL SHAREHOLDERS OF CROWN AS OF THE RECORD DATE FIXED FOR THE CROWN SHAREHOLDERS' MEETING TO APPROVE THE TRANSACTION AND A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS MAY ALSO BE OBTAINED FROM KINROSS.


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For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN              LARS-ERIC JOHANNSON            CHRISTOPHER T. HILL
PRESIDENT AND                 EXECUTIVE VICE PRESIDENT       VICE PRESIDENT
CHIEF EXECUTIVE OFFICER       AND CHIEF FINANCIAL OFFICER    INVESTOR RELATIONS
Tel. (416) 365-5650           Tel. (416) 365-2605            Tel. (416) 365-7254

TRACEY M. THOM
Manager Investor Relations
(416) 365-1362


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